micon INTERNATIONAL LIMITED | mineral industry consultants

CERTIFICATE OF AUTHOR
WILLIAM J. LEWIS

As the author of this Technical Report on the Emigrant Project for Premier Gold Mines Limited, Premier Royalty Corporation and Bridgeport Ventures Inc., I, William J. Lewis do hereby certify that:

1) I am employed by, and carried out this assignment for, Micon International Limited, Suite 900, 390 Bay Street, Toronto, Ontario M5H 2Y2, tel. (416) 362-5135, fax (416) 362-5763, e-mail wlewis@micon-international.com;

2) I hold the following academic qualifications:

   B.Sc. (Geology) University of British Columbia 1985

3) I am a registered Professional Geoscientist with the Association of Professional Engineers and Geoscientists of Manitoba (Membership # 20480); as well, I am a member in good standing of several other technical associations and societies, including:

   - Association of Professional Engineers and Geoscientists of British Columbia (Member # 20333)
   - Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories (Member #1450)
   - Association of Professional Geoscientists of Ontario (Member # 1522)
   - The Geological Association of Canada (Associate Member # A5975)
   - The Canadian Institute of Mining, Metallurgy and Petroleum (Member # 94758)

4) I have worked as a geologist in the minerals industry for 27 years;

5) I am familiar with NI 43-101 and, by reason of education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 4 years as an exploration geologist looking for gold and base metal deposits, more than 11 years as a mine geologist in underground mines and 5 years as a surficial geologist and consulting geologist on precious and base metals and industrial minerals;

6) I have not visited the Emigrant Project since Premier has not been granted access by Newmont to non-public information and data relating to the Emigrant Project;

7) I have had no prior involvement with Emigrant Project;

8) As of the date of this certificate to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this report not misleading;

9) I am independent of Premier Gold Mines Limited, Premier Royalty Corporation, Bridgeport Ventures Inc., Newmont Mining Corporation and related parties as defined by NI 43-101, and have only provided consulting services to Premier Gold;

10) I have read NI 43-101 and this Technical Report has been prepared in compliance with this Instrument;

11) I am responsible for all sections of this Technical Report dated September 10, 2012 and entitled "NI 43-101 Technical Report Regarding the 1.5% Production Royalty Held on the Emigrant Project Elko County, Nevada USA";

12) The effective date of the Technical Report is the same as the publication date of September 10, 2012.

Dated this 10th day of September, 2012

"William J. Lewis"

William J. Lewis, B.Sc., P.Geo.
Senior Geologist,